EXHIBIT 99.1

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (the “Agreement”) dated as of December 5, 2012 is entered into by and between NEWLEAD HOLDINGS LTD., a Bermuda corporation (the “Company”) and PRIME SHIPPING HOLDING LTD, a company incorporated under the laws of the Marshall Islands (the “Obligee”).

WHEREAS, the Company is issuing shares of its Common Stock and its Convertible Bonds to the Obligee pursuant to that certain Settlement and Standstill Agreement, dated as of November 28, 2012, by and among the Sub-BB Charterers, the Company, the Owners and the Head-BB Charterers (as each such term, other than the Company, is defined therein) (the “Settlement Agreement”); and

WHEREAS, one of the conditions to the consummation of the transactions contemplated by the Settlement Agreement is the execution and delivery of this Agreement to provide for registration rights for the shares of Common Stock issued to the Obligee and the shares of Common Stock into which the Convertible Bonds are convertible as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

“Affiliate” means with respect to any Person, any Person that directly or indirectly controls or is controlled by or is under common control with, such Person.

“Agreement” shall have the meaning ascribed to such term in the Preamble.

“Blackout Notice” shall have the meaning ascribed to such term in Section 8(c) hereof.

“Blackout Period” shall have the meaning ascribed to such term in Section 8(c) hereof.

“Blue Sky Application” shall have the meaning ascribed to such term in Section 7(a) hereof.

“Commission” means the United States Securities and Exchange Commission or any other federal agency at the time administering the Securities Act and the Exchange Act.

“Common Stock” means (a) the common shares, par value $0.01 per share, of the Company, (b) any other capital stock of any class or classes (however designated) of the Company, authorized on or after the date hereof, the holders of which shall have the right, without limitation as to amount, either to all or to a share of the balance of current dividends and liquidating distributions after the payment of dividends and distributions on any shares entitled to preference in the distribution of assets upon the voluntary or involuntary dissolution of the Company, and the holders of which shall ordinarily be entitled to vote for the election of a majority of directors of the Company, and (c) any other securities into which or for which any of the securities described in (a) or (b) may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or other similar transaction.

“Company” shall have the meaning ascribed to such term in the Preamble.

“Company Indemnified Person” shall have the meaning ascribed to such term in Section 7(a) hereof.

“Convertible Bonds” means the US$50,000,000 aggregate principal amount of 4.5% Senior Convertible Notes due 2022 to be issued by the Company pursuant to the Settlement Agreement.

“Demand Registration” shall have the meaning ascribed to such term in Section 3(a) hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

“Expenses Shares” shall have the meaning ascribed to such term in the Settlement Agreement.

“Form F-1 and F-3” means Forms F-1 and F-3, as the case may be, promulgated under the Securities Act and as in effect on the date hereof or any successor forms promulgated under the Securities Act or adopted by the Commission.

“Losses” shall have the meaning ascribed to such term in Section 7(a) hereof.

“Memorandum of Association” means the Company’s Memorandum of Association in effect on the date hereof and as amended, modified or restated from time to time.

“Obligee” shall have the meaning ascribed to such term in the Preamble.

“Other Shareholders” shall have the meaning ascribed to such term in Section 2(b) hereof.

“Persons” means an individual, corporation, limited liability company, partnership, joint venture, trust, or unincorporated organization, or a government or any agency or political subdivision thereof.

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“Registrable Shares” means (i) the shares of Common Stock issued pursuant to the Settlement Agreement; (ii) the Underlying Shares; and (iii) any shares of Common Stock or other securities issued or issuable in respect of such shares of Common Stock upon any stock split, stock dividend, recapitalization, reorganization, merger, consolidation, sale of assets or similar event. Notwithstanding the foregoing, Expenses Shares shall be registered under the Securities Act pursuant to this Agreement prior to the registration of any other Registrable Shares. As to any particular Registrable Shares, such Registrable Shares shall cease to be Registrable Shares (A) when they have been registered under the Securities Act, the registration statement in connection therewith has been declared effective, and they have been disposed of pursuant to such effective registration statement, (B) upon the later of (x) when such shares may be freely distributed by the holder thereof in a public offering or otherwise without the need for registration or qualification of such securities under the Securities Act or any similar state law then in force in light of legal requirements or market conditions and without any restriction on the volume or the manner of sale or any other limitations under Rule 144 (or any successor provision) under the Securities Act or (y) the third anniversary of this Agreement, (C) when they shall have been otherwise transferred and the subsequent disposition of them shall not require registration under the Securities Act, (D) when they shall have ceased to be outstanding, or (E) when they are transferred in a transaction pursuant to which the registration rights are not assigned in accordance with Section 11 of this Agreement.

“Registration Expenses” shall have the meaning ascribed to such term in Section 9(a) hereof.

“Rule 144” means Rule 144 promulgated under the Securities Act or any successor rule.

“Rule 145” means Rule 145 promulgated under the Securities Act or any successor rule.

“Rule 415” means Rule 415 promulgated by the Securities Act or any similar or successor rule.

“Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

“Securities Registration” shall have the meaning ascribed to such term in Section 7(a) hereof.

“Seller Indemnified Person” shall have the meaning ascribed to such term in Section 7(b) hereof.

“Selling Expenses” shall have the meaning ascribed to such term in Section 9(a) hereof.

“Settlement Agreement” shall have the meaning ascribed to such term in the Recitals.

“Underlying Shares” means the shares of Common Stock issuable upon conversion of, or otherwise in respect of, the Convertible Bonds.

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Section 2. “Piggy-Back” Registrations.

(a)          If, at any time commencing on the date hereof, the Company shall propose to register under the Securities Act (other than pursuant to Sections 3 and 4 of this Agreement) any of its securities, whether for its own account or for the account of other security holders, or both (other than (i) a registration statement relating either to the sale of securities to employees of the Company pursuant to a stock option, stock purchase or similar plan, (ii) a Rule 145 transaction, (iii) a registration of securities in an “at-the-market” offering, (iv) a shelf registration statement or (v) a registration on any form which does not include substantially similar information as would be required to be included in a registration statement covering the sale of Registrable Shares, provided that such registration statements described in clause (iii), (iv) and (v) do not include securities held by Focus Maritime Corp. or any Affiliate of Focus Maritime Corp. (other than the Company) or any securities held by a Person which securities were transferred, directly or indirectly, to such Person by Focus Maritime Corp.), then the Company will, following the engagement of counsel to the Company to prepare the documents to be used in connection with such registration statement, give written notice to all holders of Registrable Shares of its intention so to do, provided that such notice must be provided at least ten (10) calendar days prior to the effectiveness of the relevant registration statement. Upon the written request of any such holder, received by the Company within ten (10) business days after the receipt of any such notice by such holder, to register any or all of its Registrable Shares, the Company shall, subject to Section 2(c) below, use its best efforts to cause the Registrable Shares as to which registration shall have been so requested to be included in the securities to be covered by the registration statement proposed to be filed or filed by the Company, all to the extent required to permit the sale or other disposition by the holder of such Registrable Shares so registered, in accordance with the plan of distribution set forth in such registration statement; provided that the Obligee, unless it notifies the Company otherwise, shall be deemed to have delivered a written request to register all of its Registrable Shares simultaneously with the request delivered by any other security holder with registration rights, including a holder which made the initial demand for registration of shares of Common Stock for which the registration statement is being filed, if applicable; provided further, that, notwithstanding anything in this Agreement to the contrary, the Expenses Shares shall be included for registration prior to any other Registrable Shares whether or not it causes any such other shares to not be able to be registered pursuant to law or legal process or the Commission’s views; provided further that the number of Registrable Shares to be included in the registration shall be no greater than the amount permitted by United States federal law, state law or other law or Commission rule or policy. If United States federal law, state law or other law or Commission rule or policy requires a limitation of the number of Registrable Shares to be registered under this Section 2 pursuant to any particular registration statement, then Registrable Shares shall be excluded in such manner that the securities to be sold shall be allocated among the selling holders pro rata based on their ownership of Registrable Shares. If no request for inclusion from a holder (other than a holder of Registrable Shares) is received (or is deemed to have been received) within the specified time, such holder shall have no further right to participate in such piggyback registration.

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(b)          If the registration of which the Company gives notice as provided above is for a registered public offering involving an underwriting, the Company shall so advise the holders of Registrable Shares as a part of the written notice given referred to in paragraph (a) above. In such event the right of any holder of Registrable Shares to registration pursuant to this Section 2 shall be conditioned upon such holder’s participation in such underwriting to the extent provided herein. All holders of Registrable Shares proposing to distribute their securities through such underwriting shall (together with the shares of Common Stock to be registered by the Company and shares of Common Stock held by Persons who by virtue of agreements with the Company are entitled to include shares in such registration (the “Other Shareholders”)), if so requested by the underwriter, enter into an underwriting agreement and a lock-up agreement, each in customary form, with the underwriter or underwriters selected for underwriting by the Company and enter into other customary agreements (such as powers of attorney and custody agreements). If any holder of Registrable Shares disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company and the managing underwriter; provided, however that such withdrawal must be made prior to the pricing of such underwritten offering. Any Registrable Shares or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

(c)          Notwithstanding any other provision of this Section 2, if, in connection with any underwritten public offering, the Company or the underwriter determines that marketing factors require a limitation on the number of shares to be underwritten, the underwriter may exclude all Registrable Shares from, or limit the number of Registrable Shares to be included in, such registration and underwriting that would otherwise be underwritten pursuant to this Section 2, provided that all other securities requested to be included in such registration statement, other than securities being registered on behalf of the Company or on behalf of the holder thereof who had the right to require the Company to file the registration statement in question, shall be excluded first. The Company shall so advise in writing all holders of securities requesting registration of any limitations on the number of shares to be underwritten and the number of shares of securities that are entitled to be included in the registration and the Company shall be obligated to include in such registration statement only such limited portion (which may be none) of the Registrable Shares as the managing underwriter determines in good faith. If the managing underwriter determines that marketing factors require a limitation on the number of Registrable Shares to be registered under this Section 2, then Registrable Shares shall be excluded in such manner that the securities to be sold shall be allocated among the selling holders pro rata based on their ownership of Registrable Shares. No “piggy-back” right under this Section 2 shall be construed to limit any registration required under Section 3.

(d)          Notwithstanding the foregoing provisions, the Company may withdraw any registration statement referred to in this Section 2 without thereby incurring any liability to the holders of Registrable Shares.

(e)          Notwithstanding anything to the contrary herein, Registrable Shares which are (i) subject to any lock-up or (ii) covered by an effective registration statement on Form F-3 will not be entitled to the registration rights set forth in this Section 2.

(f)          The Company hereby represents and warrants to the Obligee that as of the date of this Agreement, no other party possesses any registration rights which have priority over the rights granted to the holders of Registrable Shares pursuant to this Agreement.

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Section 3. Demand Registrations.

(a)          At any time after the date hereof, the holders of Registrable Shares may request the Company to register for sale under the Securities Act all or any portion of the Registrable Shares held by such requesting holder or holders for sale in the manner specified in such notice (a “Demand Registration”); provided, that each Demand Registration be at least equal to 1,000,000 shares or such lesser amount agreed to by the Company (as such number may be adjusted for stock splits, stock dividend and similar events) of the Company’s then outstanding common shares; provided further, that the number of Registrable Shares to be included in the registration shall be no greater than the amount permitted by United States federal law, state law or other law or Commission rule or policy; provided further, that the Expenses Shares shall be included for the registration prior to any other Registrable Shares. If United States federal law, state law or other law or Commission rule or policy requires a limitation of the number of Registrable Shares to be registered under this Section 3 pursuant to any particular registration statement, then Registrable Shares shall be excluded in such manner that the securities to be sold shall be allocated among the selling holders pro rata based on their ownership of Registrable Shares. In any event, all securities to be sold other than (i) Registrable Shares, (ii) shares of Common Stock held by Piraeus Bank A.E. which are subject to registration rights and (iii) shares of Common Stock held by any other security holder with registration rights pursuant to an agreement under which such holder’s demand for registration of its securities is deemed to be simultaneous with the demand to register the Registrable Shares or who otherwise has unsubordinated registration rights will be excluded prior to any exclusion of Registrable Shares, and all shares of Common Stock held by Focus Maritime Corp., any Affiliate of Focus Maritime Corp. or any direct or indirect transferee of shares previously held by Focus Maritime Corp. shall be excluded prior to any exclusion of Registrable Shares.

(b)          The Obligee shall have the right to three (3) Demand Registrations pursuant to this Section 3, provided, that the Company will not be obligated to effect more than one Demand Registration in any six (6) month period; provided further, that if for any reason the Commission does not permit all of the Registrable Shares to be included in a registration statement filed pursuant to this Agreement, (i) the Obligee shall have the right to an unlimited number of Demand Registrations pursuant to this Section 3 and (ii) the Company shall use its best efforts to prepare and file, as promptly as practicable but in no event later than ten (10) days after the date on which the Commission shall indicate as being the first date or time that such filing may be made, an additional registration statement covering the resale of all Registrable Shares not already covered by an existing and effective registration statement.

(c)          Notwithstanding anything to the contrary contained herein, the Company shall not be required to effect a registration pursuant to this Section 3 during the period commencing thirty (30) calendar days prior to the estimated filing date of, and ending on the date which is within one hundred eighty (180) calendar days after the effective date of a registration statement filed by the Company covering an underwritten public offering, which includes securities to be sold for the account of the Company.

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(d)          Following receipt of any notice under this Section 3, the Company shall immediately notify all holders of Registrable Shares from whom notice has not been received and may notify other holders that have piggyback registration rights and such holders shall then be entitled within ten (10) business days after receipt of such notice from the Company to request the Company to include in the requested registration all or any portion of their Registrable Shares. If no request for inclusion from a holder is received within the specified time, such holder shall have no further right to participate in such registration. If all the shares of Common Stock requested to be registered by holders with registration rights are not permitted to be included in the registration statement, then Registrable Shares shall be excluded in such manner that the securities to be sold shall be allocated among the selling holders pro rata based on their ownership of Registrable Shares, provided that all securities to be sold other than (i) Registrable Shares, (ii) shares of Common Stock held by Piraeus Bank A.E. which are subject to registration rights and (iii) shares of Common Stock held by any other security holder with registration rights pursuant to an agreement under which such holder’s demand for registration of its securities is deemed to be simultaneous with the demand to register the Registrable Shares or who otherwise has unsubordinated registration rights will be excluded prior to any exclusion of Registrable Shares, and all shares of Common Stock held by Focus Maritime Corp., any Affiliate of Focus Maritime Corp. or any direct or indirect transferee of shares previously held by Focus Maritime Corp shall be excluded prior to any exclusion of Registrable Shares. The Company shall within ninety (90) calendar days, cause to be filed with the Commission a registration statement on an appropriate form as shall be selected by the Company providing for the registration under the Securities Act of the Registrable Shares that the Company has been so requested to register by all such holders, to the extent necessary to permit the disposition of such Registrable Shares so to be registered in accordance with the intended methods of disposition thereof specified in such registration statement. The Company shall use its commercially reasonable efforts to have such registration statement declared effective by the Commission within seventy-five (75) calendar days following the filing of a registration statement pursuant to a Demand Registration if the registration statement is not reviewed by the Commission and within one hundred eighty (180) calendar days following the filing of a registration statement pursuant to a Demand Registration in the event that the registration statement is reviewed by the Commission, and to keep such registration statement continuously effective for the period specified in Section 8(b); provided however that such period shall expire as set forth in Section 5. The Company may at its option withdraw any registration statement which covers securities that are not Registrable Shares.

(e)          If the holders requesting such registration intend to distribute the Registrable Shares covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 3 and the Company shall include such information in the written notice referred to in paragraph (d) above. The right of any holder to participate in an underwritten registration pursuant to this Section 3 shall be conditioned upon such holder’s agreeing to participate in such underwriting and to permit inclusion of such holder’s Registrable Shares in the underwriting. If such method of disposition is an underwritten public offering, the holders of at least a majority in interest of the Registrable Shares to be sold in such offering may designate the managing underwriter of such offering, subject to the approval of the Company, which approval shall not be unreasonably withheld or delayed.

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(f)          In addition to Registrable Shares, a registration statement filed pursuant to this Section 3 may, subject to the following provisions, also include (i) shares of Common Stock for sale by the Company for the Company’s own account, (ii) shares of Common Stock held by officers or directors of the Company and (iii) shares of Common Stock held by Other Shareholders, in each case for sale in accordance with the method of disposition specified by the requesting holders. If such registration shall be underwritten, each holder of Registrable Shares the Company, such officers and directors and Other Shareholders proposing to distribute their shares through such underwriting shall, if requested by the underwriter, enter into an underwriting agreement and a lock-up agreement, each in customary form, with the representative of the underwriter or underwriters selected for such underwriting and enter into other customary agreements (such as powers of attorney and custody agreements). If the managing underwriter determines that marketing factors require a limitation of the number of Registrable Shares to be registered under this Section 3, then Registrable Shares shall be excluded in such manner that the securities to be sold shall be allocated among the selling holders pro rata based on their ownership of Registrable Shares. In any event, all securities to be sold other than (i) Registrable Shares, (ii) shares of Common Stock held by Piraeus Bank A.E. which are subject to registration rights and (iii) shares of Common Stock held by any other security holder with registration rights pursuant to an agreement under which such holder’s demand for registration of its securities is deemed to be simultaneous with the demand to register the Registrable Shares or who otherwise has unsubordinated registration rights will be excluded prior to any exclusion of Registrable Shares, and all shares of Common Stock held by Focus Maritime Corp., any Affiliate of Focus Maritime Corp. or any direct or indirect transferee of shares previously held by Focus Maritime Corp. shall be excluded prior to any exclusion of Registrable Shares. No Registrable Shares or any other security excluded from the registration and underwriting by reason of the underwriter’s marketing limitation shall be included in such registration and underwriting. If any holder of Registrable Shares, officer, director or Other Shareholder who has requested inclusion in such registration as provided above, disapproves of the terms of the underwriting, such holder of securities may elect to withdraw therefrom by written notice to the Company and the managing underwriter. The securities so withdrawn shall also be withdrawn from registration.

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Section 4. Short-Form Registration on Form F-3. If at any time after the date hereof (i) the Obligee requests that the Company file a registration statement on Form F-3 for a public offering of all or any portion of the Registrable Shares held by such requesting holder or holders, and (ii) the Company is a registrant entitled to use Form F-3 to register such shares, then the Company within seventy-five (75) calendar days, shall cause to be filed with the Commission a registration statement on Form F-3 providing for the registration under the Securities Act of the Registrable Shares that the Company has been so requested to register by all such holders, to the extent necessary to permit the disposition of such Registrable Shares so to be registered in accordance with the intended methods of disposition thereof specified in such registration statement and shall use its best efforts to have such Form F-3 declared effective by the Commission within seventy-five (75) calendar days following the filing of the registration statement if such registration statement is not reviewed by the Commission and within one hundred eighty (180) calendar days following the filing of the registration statement in the event that such registration statement is reviewed by the Commission and to keep such registration statement continuously effective for the period specified in Section 8(b); provided however that such period shall expire as set forth in Section 5; provided further, that the Expenses Shares shall be included for registration prior to any other Registrable Shares; provided further that the number of Registrable Shares to be included in the registration shall be no greater than the amount permitted by United States federal law, state law or other law or Commission rule or policy. If United States federal law, state law or other law or Commission rule or policy requires a limitation of the number of Registrable Shares to be registered under this Section 4 pursuant to any particular registration statement, then Registrable Shares shall be excluded in such manner that the securities to be sold shall be allocated among the selling holders pro rata based on their ownership of Registrable Shares. In any event, all securities to be sold other than (i) Registrable Shares, (ii) shares of Common Stock held by Piraeus Bank A.E. which are subject to registration rights and (iii) shares of Common Stock held by any other security holder with registration rights pursuant to an agreement under which such holder’s demand for registration of its securities is deemed to be simultaneous with the demand to register the Registrable Shares or who otherwise has unsubordinated registration rights will be excluded prior to any exclusion of Registrable Shares, and all shares of Common Stock held by Focus Maritime Corp., any Affiliate of Focus Maritime Corp. or any direct or indirect transferee of shares previously held by Focus Maritime Corp. shall be excluded prior to any exclusion of Registrable Shares. Whenever the Company is required by this Section 4 to effect the registration of Registrable Shares, each of the procedures and requirements of Section 3, including, but not limited to, the requirement that the Company notify all holders of Registrable Shares from whom notice has not been received and provide them with the opportunity to participate in the offering (provided, however that holders shall have no more than ten (10) business days to reply to the Company’s notice in order to participate in the offering), shall apply to such registration. The obligations of the Company under this Section 4 shall expire at any time after the Company has effected three (3) registrations for the benefit of each of the holders of Registrable Shares pursuant to a registration on Form F-3 unless the Commission has required the Company to exclude Registrable Shares from such registration statement pursuant to Rule 415 or otherwise or a previously effective Form F-3 registration statement is no longer usable or has been withdrawn, in which case the Obligee shall be entitled to one additional registration statement on Form F-3 for each such event.

Section 5. Expiration of Obligations. The obligations of the Company to register Registrable Shares pursuant to Sections 2, 3 and 4 of this Agreement or to keep any registration statement effective shall expire when no Registrable Shares are outstanding or no shares under the registration statement are held by the Obligee.

Section 6. Effectiveness of Registration Statements. The Company will use its commercially reasonable efforts to maintain the effectiveness of any registration statement pursuant to which any of the Registrable Shares are being offered for the period set forth in Section 8(b); provided however that such period shall expire as set forth in Section 5.

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Section 7. Indemnification; Procedures; Contribution.

(a)          In the event that the Company registers any of the Registrable Shares under the Securities Act in accordance with this Agreement, the Company will, to the extent permitted by law, indemnify and hold harmless each holder of the Registrable Shares and each underwriter of the Registrable Shares (including their officers, directors, affiliates and partners) so registered (including any broker or dealer through whom such shares may be sold) and each Person, if any, who controls such holder or any such underwriter within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act (each a “Company Indemnified Person”) from and against any and all losses, claims, damages, expenses or liabilities, joint or several (collectively, “Losses”), to which they or any of them become subject under the Securities Act or under any other statute or at common law or otherwise, and, except as hereinafter provided, will reimburse each such Company Indemnified Person, if any, for any legal or other expenses reasonably incurred by them or any of them in connection with investigating or defending any actions whether or not resulting in any liability, solely insofar as such Losses (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the registration statement under which such Registrable Shares were registered under the Securities Act pursuant to this Agreement, any preliminary prospectus or final prospectus contained therein, or any free writing prospectus related thereto, or any amendment or supplement thereof, any filing with any state or federal securities commission or agency or any other prospectus, offering circular or other document incident to such registration (any such application, document or information herein called a “Securities Registration”), or based on any omission or alleged omission in any Securities Registration to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, (ii) any blue sky application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Registrable Shares under the securities laws thereof (any such application, document or information herein called a “Blue Sky Application”), (iii) any omission or alleged omission to state in any such Securities Registration or in any Blue Sky Application executed or filed by the Company, a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) any violation by the Company or its agents of the Securities Act or any rule or regulation promulgated under the Securities Act applicable to the Company or its agents and relating to action or inaction required of the Company in connection with such Securities Registration, or (v) any failure to register or qualify the Registrable Shares in any state where the Company or its agents has affirmatively undertaken or agreed in writing that the Company (the undertaking of any underwriter chosen by the Company being attributed to the Company) will undertake such registration or qualification (provided that in such instance the Company shall not be so liable if it has used its commercially reasonable efforts to so register or qualify the Registrable Shares) and will reimburse each Company Indemnified Person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Loss (or actions in respect thereof), promptly after being so incurred; provided, however, that the Company will not be liable in any such case (i) through (v) above and will not be required to reimburse any such expenses: (A) if and to the extent that any such Loss arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in reliance upon and in conformity with written information furnished by any such Company Indemnified Person in writing specifically for use in such Securities Registration or Blue Sky Application; or (B) the sale was made during the Blackout Period after the holder received a Blackout Notice pursuant to Section 8(c).

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(b)          In the event of a registration of any of the Registrable Shares under the Securities Act in accordance with this Agreement, each holder of such Registrable Shares thereunder, severally and not jointly, will indemnify and hold harmless the Company, each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, each officer of the Company who signs the registration statement, each director of the Company, each other holder of Registrable Shares, each underwriter and any broker or dealer through whom such shares may be sold and each Person who controls such underwriter or broker within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each a “Seller Indemnified Person”), against all Losses, to which a Seller Indemnified Person may become subject under the Securities Act or under any other statute or at common law or otherwise, and, except as hereinafter provided, will reimburse each such Seller Indemnified Person, if any, for any legal or other expenses reasonably incurred by them or any of them in connection with investigating or defending any actions whether or not resulting in any liability, promptly after being so incurred, solely insofar as such Losses (or actions in respect thereof) arise out of or are based upon:

(i)          any untrue statement or alleged untrue statement of any material fact contained in any Securities Registration or any Blue Sky Application or omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided, however, that such holder will be liable hereunder in any such case if and only to the extent that any such Loss arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information pertaining to such holder, as such, furnished in writing to the Company by such holder specifically for use in such Securities Registration or any Blue Sky Application; and provided, further, that the liability of each holder hereunder shall be limited to the proportion of any such Loss which is equal to the proportion that the public offering price of all securities sold by such holder under such registration statement bears to the total public offering price of all securities sold thereunder, but not in any event to exceed the net proceeds (net of the cost of the Registrable Shares sold and all expenses paid by such holder and not reimbursed by the Company and the amount of any damages that such holder has otherwise been required to pay by reason of such untrue statement or omission) received by such holder from the sale of Registrable Shares covered by such registration statement; or

(ii)         any sale made during the Blackout Period after the holder received a Blackout Notice pursuant to Section 8(c).

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(c)          Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to such indemnified party other than under this Section 7 and shall only relieve it from any liability which it may have to such indemnified party under this Section 7 if and to the extent the indemnifying party is prejudiced by such omission. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel reasonably satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 7 for any reasonable legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected, provided, however, that, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party or that the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, the indemnified party shall have the right to select a separate counsel reasonably satisfactory to the indemnifying party and to assume such legal defenses and otherwise to participate in the defense of such action, with the reasonable expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party as incurred. No indemnifying party, in the defense of any such claim or action, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or action, and the indemnification agreements contained in Sections 7(a) and 7(b) shall not apply to any settlement entered into in violation of this sentence. Each indemnified party shall furnish such information regarding itself or the claim in question as an indemnifying party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

(d)          If the indemnification provided for in Section 7(a) or 7(b) from the indemnifying party for any reason is unavailable to (other than by reason of exceptions provided therein), or is insufficient to hold harmless, an indemnified party hereunder in respect of any claim for indemnification, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such claim in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other hand, in connection with the actions that resulted in such claim, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action. If, however, the foregoing allocation is not permitted by applicable law, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative faults but also the relative benefits of the indemnifying party and the indemnified party as well as any other relevant equitable considerations.

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The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 7(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by a party as a result of any claim referred to in the immediately preceding paragraph shall be deemed to include, any reasonable legal or other fees, costs or expenses reasonably incurred by such party in connection with any investigation or proceeding. Notwithstanding anything in this Section 7(d) to the contrary, no indemnifying party (other than the Company) shall be required pursuant to this Section 7(d) to contribute any amount in excess of the net proceeds (net of the cost of the Registrable Shares sold and all expenses paid by such holder and not reimbursed by the Company and the amount of any damages that such holder has otherwise been required to pay by reason of such untrue statement or omission) received by such indemnifying party from the sale of the Registrable Shares pursuant to the registration statement giving rise to such claims, less all amounts previously paid by such indemnifying party with respect to such claims. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(e)          Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with an underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f)          The indemnities and obligations provided in this Section 7 shall survive the completion of any offering of Registrable Shares and the transfer of any Registrable Shares by such holder.

(g)          The provisions of this Section 7 shall be in addition to any other rights to indemnification or contribution which an indemnified party may have pursuant to law, equity, contract or otherwise.

Section 8. Registration Procedures.

(a)          If and whenever the Company is required by the provisions of this Agreement to effect the registration of any Registrable Shares under the Securities Act, the Company will, as expeditiously as possible:

(i)          Subject to time periods contained herein, in the case of a registration statement under Section 3 or 4, prepare and file with the Commission a registration statement (which, in the case of an underwritten public offering pursuant to Section 3, shall be on Form F-1 or other form of general applicability satisfactory to the managing underwriter selected as therein provided and in the case of an offering under Section 4 shall be on Form F-3) with respect to such securities including executing an undertaking to file post-effective amendments and use its commercially reasonable efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby in accordance with the provisions contained herein;

(ii)         Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period specified herein and comply with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Shares covered by such registration statement;

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(iii)        Prior to filing any registration statement described in this Agreement, furnish to each holder of Registrable Shares upon request, within a reasonable time prior to such filing, copies of the registration statement and any amendments or supplements thereto and any prospectus forming a part thereof, which documents shall be subject to the review of counsel representing each holder, and use all commercially reasonable efforts to reflect in each such document when so filed with the Commission such comments as counsel representing each holder shall reasonably propose;

(iv)        Furnish to each seller of Registrable Shares and to each underwriter, if applicable, such number of copies of the registration statement and each such amendment and supplement thereto (in each case including all exhibits) and the prospectus included therein (including each preliminary prospectus) as such Persons reasonably may request in order to facilitate the public sale or other disposition of the Registrable Shares covered by such registration statement;

(v)         If the offering is underwritten, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the lead or managing underwriter(s) of such offering.

(vi)        Provide a transfer agent, registrar and a CUSIP number for all Registrable Shares registered pursuant hereto, in each case not later than the date of the final prospectus for such registration.

(vii)       Use its best efforts to register and qualify the Registrable Shares covered by such registration statement under the securities or “blue sky” laws of such jurisdictions as the sellers of Registrable Shares or, in the case of an underwritten public offering, the managing underwriter reasonably shall request; provided, however, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction, unless the Company is already subject to service in such jurisdiction;

(viii)      Use its best efforts to list the Registrable Shares covered by such registration statement with any securities exchange or quotation system on which the Common Stock of the Company is then listed, quoted or traded;

(ix)        File any “free writing prospectus” (as defined in Rule 405 under the Securities Act) that is required to be filed with the Commission in accordance with the Securities Act;

(x)         Notify each holder of Registrable Shares, promptly after receiving notice thereof, of the time when the registration statement becomes effective or when any amendment or supplement or any prospectus forming a part of the registration statement has been filed;

(xi)        Comply with all applicable rules and regulations under the Securities Act and Exchange Act;

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(xii)        Immediately notify each holder of Registrable Shares and each underwriter under such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event of which the Company has knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and promptly prepare and furnish to such seller a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to the purchasers of such Registrable Shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

(xiii)       Advise each holder of Registrable Shares after the Company shall receive notice or otherwise obtain knowledge of the issuance of any order by the Commission preventing or suspending the effectiveness of the registration statement or any amendment thereto or of the initiation or threatening of any proceeding for that purpose and promptly use all commercially reasonable efforts to prevent the issuance, or to obtain its withdrawal at the earliest possible moment, of any stop order with respect to the applicable registration statement or other order suspending the use of any preliminary or final prospectus;

(xiv)      If the offering is underwritten and at the request of any seller of Registrable Shares, furnish on the date that Registrable Shares are delivered to the underwriters for sale pursuant to such registration and to the extent reasonably available (A) an opinion dated such date of counsel representing the Company for the purposes of such registration, and (B) a letter dated such date from the independent public accountants retained by the Company, and each of the opinion and the letter shall be in customary form and covering substantially the same matters with respect to such registration statement and as are customarily covered in opinions of issuer’s counsel and in accountants’ letters delivered to the underwriters in an underwritten offerings of securities;

(xv)       Upon reasonable notice and at reasonable times during normal business hours and without undue interference of the Company’s business or operations, make available for inspection by each seller of Registrable Shares, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by such seller or underwriter, reasonable access to all financial and other records, pertinent corporate documents and properties of the Company, as such parties may reasonably request, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement; provided that the Company need not disclose any such information to any such seller or its representative unless and until such person has entered into a confidentiality agreement with the Company;

(xvi)      Cooperate with the selling holders of Registrable Shares and the managing underwriter, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Shares to be sold, such certificates to be in such denominations and registered in such names as such holders or the managing underwriter may request at least two (2) business days prior to any sale of Registrable Shares;

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(xvii)     Make generally available to its security holders an earnings statement (in form complying with, and in the manner provided by, the provisions of Rule 158 under the Securities Act) covering a twelve-month period beginning not later than the first day of the Company’s fiscal quarter next following the effective date of a registration statement filed hereunder; and

(xviii)    Use its commercially reasonable efforts to make available the executive officers of the Company to participate with the holders and any underwriters in “road shows” or other selling efforts that may be reasonably requested by the holders in connecton with the methods of distributed for the Registrable Shares.

(b)          For purposes of this Agreement, the period of distribution of Registrable Shares in a firm commitment underwritten public offering shall be deemed to extend until each underwriter has completed the distribution of all securities purchased by it, and the period of distribution of Registrable Shares in any other registration shall be deemed to extend until the earlier of the sale of all Registrable Shares covered thereby or one hundred eighty (180) calendar days after the effective date thereof, provided, however, in the case of any registration of Registrable Shares on Form F-3 or a successor form which are intended to be offered on a continuous or delayed basis, such 180 day-period shall be extended, if necessary, to keep the registration statement effective until all such Registrable Shares are sold, provided that Rule 415, or any successor rule promulgated under the Securities Act, permits an offering on a continuous or delayed basis, and provided further that applicable rules under the Securities Act governing the obligation to file a post-effective amendment, permit, in lieu of filing a post-effective amendment which

(i)          includes any prospectus required by Section 10(a)(3) of the Securities Act or (ii) reflects facts or events representing a material or fundamental change in the information set forth in the registration statement, the incorporation by reference of information required to be included in (i) and

(ii)         are contained in periodic reports filed pursuant to Section 13 or 15(d) of the Exchange Act in the registration statement.

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(c)          The Company shall at any time following the date hereof be entitled to postpone a registration under Section 3 or to require the holders of Registrable Shares to discontinue the disposition of their securities covered by a registration under Section 4 during any Blackout Period (as defined below); provided, however, that the Company may only delay a Demand Registration pursuant to this Section 8(c) by delivery of a Blackout Notice (as defined below) within thirty (30) calendar days of delivery of the request for registration under Section 3 and may delay such registration and require the holders of Registrable Shares to discontinue the disposition of their securities covered by a registration under Section 4 for up to one hundred ten (110) calendar days (or such earlier time as such transaction is consummated or no longer proposed or the material information has been made public) in any twelve (12) month period (the “Blackout Period”). The Company shall notify the holders of Registrable Shares in writing (a “Blackout Notice”) of any decision to postpone a registration under Section 3 or to discontinue sales of Registrable Shares covered by a registration Section 4 pursuant to this Section 8(c) and shall upon request include a general statement (which statement shall not include any material, non-public information other than the notice of the Blackout Period) of the reason for such postponement, an approximation of the anticipated delay and an undertaking by the Company to notify the holders as soon as a registration may be effected or sales of Registrable Shares covered by a registration under Section 4 may resume. In making any such determination to initiate or terminate a Blackout Period, the Company shall not be required to consult with or obtain the consent of any holder, and any such determination shall be the Company’s sole responsibility. Each holder shall treat all notices received from the Company pursuant to this Section 8(c) in the strictest confidence and shall not disseminate such information. If the Company shall postpone the filing of a registration statement pursuant to a Blackout Period, the holders who were to participate therein shall have the right to withdraw the request for registration. Any such withdrawal shall be made by giving written notice to the Company within thirty (30) calendar days after receipt of the Blackout Notice. Such withdrawn registration request shall not be treated as a registration demand effected pursuant to Section 3 (and shall not be counted towards the number of demand registrations to be effected under Section 3(c)), and the Company shall pay all Registration Expenses in connection therewith.

(d)          Whenever under the preceding Sections of this Agreement the holders of Registrable Shares are registering such shares pursuant to any registration statement, each such holder agrees to: (i) timely provide in writing to the Company, at its request, such information and materials as the Company may reasonably request in order to facilitate preparation of the registration statement and effect the registration of such Registrable Shares in compliance with federal and applicable state securities laws, provided, that, at least ten (10) business days prior to the first anticipated filing date of any registration statement or shorter period as may be agreed by such holder, the Company notifies such holder of the information the Company requires from such holder; (ii) provide the Company with appropriate representations with respect to the accuracy of such information provided by such seller pursuant to subsection (i); or (iii) upon receipt of a Blackout Notice or a notice that an untrue statement or alleged untrue statement or omission or alleged omission was contained in a prospectus, immediately discontinue disposition of Registrable Shares, until such holder is advised by the Company in writing that such disposition may again be made. The provisions of such information shall be a condition to the Company’s obligations to register the Registrable Shares.

(e)          If for any reason the Commission does not permit all of the Registrable Shares to be included in a registration statement filed pursuant to this Agreement or if not permitted by law or Commission policy or position as determined by the Company in its reasonable discretion or for any other reason any Registrable Shares are not permitted by the Commission to be included in a registration statement filed under this Agreement, the Company may reduce, on a pro rata basis, the total number of Registrable Shares to be registered on behalf of the Obligee, subject to any other shares which may be registered under such registration statement being reduced only after the reduction of the Registrable Shares. The Obligee may require the Company to prepare and file, at any time after the later of (i) the date on which the Commission shall indicate as being the first date or time that such filing may be made or (ii) one hundred twenty (120) calendar days following the effective date of the previous registration statement filed pursuant to this Agreement, an additional registration statement covering the resale of all Registrable Shares not already covered by an existing and effective registration statement for an offering to be made on a continuous basis pursuant to Rule 415. The Company shall cause each such registration statement to be declared effective under the Securities Act no later than one hundred eighty (180) calendar days following the filing of such registration statement, and shall use its best efforts to keep such registration statement effective for the period specified in Section 8(b); provided however that such period shall expire as set forth in Section 5.

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(f)          Notwithstanding anything to the contrary contained in this Agreement, in the event the Commission determines or the Company determines in accordance with Commission policy or practice any registration statement filed pursuant to this Agreement (i) constitutes a primary offering of securities by the Company or (ii) requires holders of Registrable Shares to be named as an underwriter and such party does not consent to being so named as an underwriter in such registration statement, the Company may reduce the total number of Registrable Shares to be registered on behalf of each of the holders of Registrable Shares, and the failure to include such Registrable Shares in any registration statement shall not cause the Company to be required to pay any penalty, financial or otherwise, as described in this Agreement. In the event of any such reduction in Registrable Shares, holders of Registrable Shares have the right to require, upon delivery of a written request to the Company, the Company to file a registration statement within ninety (90) calendar days of such request subject to any restrictions imposed by Rule 415, until such time as: (i) provided in Section 5 or (iii) the holders of Registrable Shares agree to be named as an underwriter in any such registration statement.

Section 9. Expenses.

(a)          In the case of any registration statement under Sections 2, 3 or 4 of this Agreement, the Company shall bear all costs and expenses of each such registration, including, but not limited to, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or “blue sky” laws, fees of the Financial Industry Regulatory Authority, Inc., transfer taxes, fees of transfer agents and registrars, costs of any insurance which might be obtained by the Company with respect to the offering by the Company, fees and expenses payable in connection with the listing of the Registrable Shares on any securities exchange on which the Registrable Shares are then listed or are to be listed, and fees and expenses of legal counsel to the selling holders of Registrable Shares in connection with the registration of their Registrable Shares (such fees and expenses of legal counsel not to exceed an aggregate amount of $50,000) (collectively, “Registration Expenses”). The Company shall have no obligation to pay or otherwise bear: (i) the cost and expenses of procuring underwriters’ insurance in connection with the sale of Registrable Shares by holders of Registrable Shares, or (ii) any portion of the underwriters’ or any broker/ dealers’ commissions or discounts attributable to the Registrable Shares being offered and sold by the holders of Registrable Shares (collectively, the “Selling Expenses”). All Selling Expenses in connection with each registration statement under Sections 2, 3 or 4 shall be borne by the participating sellers (including the Company, where applicable) in proportion to the number of shares registered by each, or by such participating sellers other than the Company (to the extent the Company shall be a seller) as they may agree.

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(b)          The Company shall not be obligated to pay any expenses of the holders of the Registrable Shares in connection with any registration initiated pursuant to Section 3 at the request of the holders of the Registrable Shares if such registration statement is withdrawn, delayed or abandoned at the request of the holders except as provided in Section 8(c).

Section 10. Conditions to Registration Obligations. The Company shall not be obligated to effect the registration of Registrable Shares pursuant to Sections 2, 3 and 4 unless all holders of shares being registered consent to reasonable conditions imposed by the Company including, without limitation:

(a)          conditions prohibiting the sale of shares by such holders until the registration shall have been effective for a specified period of time;

(b)          conditions requiring such holder to comply with all prospectus delivery requirements of the Securities Act and with all anti-stabilization, anti-manipulation and similar provisions of Section 10 of the Exchange Act and any rules issued thereunder by the Commission, and to furnish to the Company information about sales made in such public offering;

(c)          conditions prohibiting such holders upon receipt of telegraphic or written notice from the Company (until further notice) from effecting sales of shares, such notice being given to permit the Company to correct or update a registration statement or prospectus;

(d)          conditions requiring that at the end of the period during which the Company is obligated to keep the registration statement effective under Section 6, the holders of shares included in the registration statement shall discontinue sales of shares pursuant to such registration statement upon receipt of notice form the Company of its intention to remove from registration the shares covered by such registration statement that remain unsold, and requiring such holders to notify the Company of the number of shares registered that remain unsold immediately upon receipt of notice from the Company;

(e)          conditions requiring the holders of Registrable Shares to enter into an underwriting agreement in form and substance reasonably satisfactory to the Company and the holders of Registrable Shares; and

(f)          conditions requiring the holders of Registrable Shares to, if requested by any underwriter, to enter into a lock-up agreement in form and substance reasonably satisfactory to the underwriter in connection with any underwritten offering of securities by the Company for the Company’s own account.

Section 11. Transferability of Registration Rights. For all purposes of this Agreement, the holder of Registrable Shares shall include not only the Obligee but (i) any assignee or transferee of the Registrable Shares who acquires and holds at least 1,000,000 Registrable Shares (subject to appropriate adjustment for any stock split, reverse stock split, stock dividend, recapitalization or similar transaction), or (ii) any of such Person’s Affiliates; provided, however, that each such assignee or transferee agrees in writing to be bound by all of the provisions of this Agreement.

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Section 12. Other Registration Rights. (a) The Company shall not grant any registration rights to any existing holder of equity securities of the Company, or securities convertible into Common Stock of the Company held by any existing holder of such securities, which rights are significantly more favorable than the registration rights granted to the holders hereunder; provided, that the Company may grant registration rights to existing holders of its equity securities (or securities convertible into shares of Common Stock held by any existing holder of such securities) on a pari passu basis with the Registrable Shares so long as the grant of such rights does not conflict with or otherwise alter any rights granted to holders hereunder.

(b) Prior to the date a registration statement(s) covering all of the Registrable Shares is declared effective or, the Company shall not file any other registration statements or any amendment thereof with the Commission under the Securities Act or request the acceleration of the effectiveness of any other registration Statement previously filed with the Commission, that cover shares of Common Stock held by Focus Maritime Corp., any Affiliate of Focus Maritime Corp. (other than the Company) or any direct or indirect transferee of shares previously held by Focus Maritime Corp.

Section 13. Miscellaneous.

(a)          No failure or delay on the part of any party to this Agreement in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

(b)          Except as hereinafter provided, amendments or additions to this Agreement may be made, compliance with any covenant or provision set forth herein may be omitted or waived, and this Agreement may be terminated, if the Company shall obtain consent thereto in writing from the Obligee (unless it does not beneficially own any Registrable Shares) and, if they are not the beneficial owner of any of the Registrable Shares, the consent of such other beneficial owners as would aggregate at least 51% in interest of the Registrable Shares. Any waiver or consent may be given subject to satisfaction of conditions stated therein and any waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

(c)          All notices or other communications that are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by internationally-recognized overnight courier or by electronic mail, with a copy thereof to be delivered by internationally-recognized overnight courier (as aforesaid) within 24 hours of such electronic mail, or by facsimile, with confirmation as provided above addressed as follows:

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If to the Company to:

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

Piraeus 185 38, Greece

Attn: Michael Zolotas

Fax No: +30 (213) 014-8019

With a copy to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Attention: Stuart H. Gelfond, Esq.

Fax No: (212) 859-4000

If to the Obligee to:

c/o Prime Shipping Holding Ltd

17-21B Agias Zonis Street, Eleni Court

P.O. Box 54970

CY-3027 Limassol

Cyprus

Attention: Petros Monogios

Fax No. +357 25 746926

With a copy to:

Pamboridis LLC,

11 Chrissorogiatissis Str.

3032 Limassol,

Cyprus

Attention: Electra Papadopoulou Makedona

Fax. No. +357 25 252524

or to such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith. All such notices or communications shall be deemed to be received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of internationally-recognized overnight courier, on the third business day after the date when sent and (c) in the case of facsimile transmission or electronic mail, upon confirmed receipt.

(d)          This Agreement shall be binding upon and inure to the benefit of the Company and the Obligee and their respective heirs, successors and assigns, except that the Company shall not have the right to delegate its obligations hereunder or to assign its rights hereunder or any interest herein without the prior written consent of the holders of at least a majority in interest of the Registrable Shares, which shall include the Obligee as long as it owns any Registrable Shares.

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(e)          This Agreement and the Settlement Agreement (and any agreements described in the Settlement Agreement) constitute the entire agreement between the parties and supersedes any prior understandings or agreements concerning the subject matter hereof.

(f)          The provisions of this Agreement and the Settlement Agreement are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of a provision contained in this Agreement and the Settlement Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement and the Settlement Agreement; but this Agreement and the Settlement Agreement, shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provisions or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

(g)          In the event that any court of competent jurisdiction shall determine that any provision, or any portion thereof, contained in this Agreement shall be unenforceable in any respect, then such provision shall be deemed limited to the extent that such court deems it enforceable, and as so limited shall remain in full force and effect. In the event that such court shall deem any such provision, or portion thereof, wholly unenforceable, the remaining provisions of this Agreement shall nevertheless remain in full force and effect.

(h)          The parties hereto acknowledge and agree that (i) each party and its counsel, if so represented, reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision and (ii) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement.

(i)           This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York, and without giving effect to choice of laws provisions that would lead to the application of any other law as the governing law hereof.

(j)          Article, section and subsection headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

(k)          This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument, and any of the parties hereto may execute this Agreement by signing any such counterparts.

(l)           Other than any Registration Rights Agreements or provisions relating to registration rights that exist prior to the date of this Agreement, the Company represents that the rights granted to the holders of Registrable Shares hereunder do not in any way conflict with any other agreements to which the Company is a party or by which it is bound.

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(m)         From and after the date of this Agreement, upon the request of any of the Obligee or the Company, the Company and the Obligee, as applicable, shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

(o)          Notwithstanding anything to the contrary contained herein, this Agreement shall not become effective unless and until the closing contemplated by the Settlement Agreement.

[SIGNATURE PAGE IMMEDIATELY FOLLOWING]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement or caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

NEWLEAD HOLDINGS LTD.

By:	/s/ Antonis Bertsos
Name: Antonis Bertsos
Title: Chief Financial Officer

/s/ Stelios Adoni
Stelios Adoni

PRIME SHIPPING HOLDING LTD

By:	/s/ Faisal Al Abbasi
Name: Faisal Al Abbasi
Title: Authorized Attorney

/s/ Philippos Philis
Philippos Philis

/s/ Christina Aristidou
Christina Aristidou

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Exhibit A

to

Registration Rights

Agreement

Registration Rights Agreement Joinder

By execution of this Joinder, the undersigned agrees to become a party to that certain Registration Rights Agreement, dated as of December 5, 2012, by and among NEWLEAD HOLDINGS LTD., a Bermuda corporation (the “Company”), and PRIME SHIPPING HOLDING LTD, a company incorporated under the laws of the Marshall Islands (the “Obligee”). The undersigned agrees to observe all of the obligations, and shall have all of the rights, applicable to a Holder (as defined in the Registration Rights Agreement).

The undersigned agrees that this Joinder• shall become effective as of the date below.

Date:	NAME:

By:
Name:
Title: